Hines Securities, Inc.
2800 Post Oak Boulevard, Suite 4700
Houston, Texas 77056-6118

October 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Ashley Vroman-Lee

Re:	HMS Income Fund, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
File Numbers 333-204659 and 814-00939

Dear Commissioners:

In accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby join in the request of HMS Income Fund, Inc. (the “Registrant”) for the acceleration of the effective date of Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (Registration Nos. 333-204659 and 814-00939) to 4:30 p.m. Eastern Time on October 5, 2016, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact Thomas J. Friedmann of Dechert LLP, outside counsel to the Registrant, at (617) 728-7120.

Sincerely,

HINES SECURITIES, INC.

By: /s/ Frank Apollo
Name: Frank Apollo
Title: Chief Operating Officer